[WLRK Letterhead]

June 28, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Forest Laboratories, Inc. PREC14A – Preliminary Proxy Statement Filing

Ladies and Gentlemen:

On behalf of Forest Laboratories, Inc. (the “Company”), we are today filing electronically via the Commission’s EDGAR system the Company’s preliminary proxy statement on Schedule 14A in connection with the Company’s solicitation of proxies for the Company’s 2012 annual meeting of stockholders currently scheduled to be held on August 15, 2012 (the “Preliminary Proxy Statement”). The proxy statement is being filed in preliminary form on account of a potential solicitation in opposition by the Icahn Group.

Please contact Andrew Brownstein or Igor Kirman of Wachtell, Lipton, Rosen & Katz, special counsel to the Company, at (212) 403-1000, with any questions.

Very truly yours,

/s/ Sabastian V. Niles

Sabastian V. Niles

cc:	Herschel S. Weinstein

Forest Laboratories, Inc.